

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 24, 2012

Via E-mail
Charles A. Bittenbender
Vice President, General Counsel and Secretary
Hyster-Yale Materials Handling, Inc.
5875 Landerbrook Drive
Cleveland, OH 44124

> **Re: Hyster-Yale Materials Handling, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed August 10, 2012**
> **File No. 333-182388**

Dear Mr. Bittenbender:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Why is NACCO spinning off Hyster-Yale?, page 1

1.   Given your disclosure highlighted in the bullet point on page 1, please expand your response to prior comment 6 to highlight the restrictions discussed in the second risk factor on page 15 here.

What are the U.S. federal income tax consequences, page 5

2.   We will continue to evaluate your response to prior comment 7 after you file the revised disclosure mentioned in that response.

Risk Factors, page 14

3.   Refer to your response to prior comment 29. If there is a material risk that you will become a controlled company, please add a separate risk factor to highlight the risks to

non-controlling shareholders. Include the effect of relevant rules of the exchange on which you anticipate your shares will trade.

First Six Months of 2012, page 41

4.   Please discuss the reasons for the reduced unit volume and shift in product mix mentioned in your disclosure and your response to prior comment 14.

5.   Given your response to prior comment 14, please tell us how you indicate the percentage of your business attributable to Brazil and Australia.

Financing Activities, page 49

6.   Please expand your disclosure added in response to prior comment 12 to clarify the amount available to pay dividends. Also, with a view toward disclosure, please tell us whether the spinoff affects the amount available to pay dividends.

7.   We note your revisions in response to prior comment 16. With a view toward clarified disclosure, please tell us the difference in the interest rate and other costs between the new term loan and the loan it replaced without including the effect of swap agreements.

Related Party Transactions, page 54

8.   We note your response to prior comment 20. Please tell us how you determined you are not required to file the exhibits to exhibit 10.32, or refile the agreement with the remaining attachments.

9.   Please expand your response to prior comment 21 to tell us whether your director's compensation from the law firm is affected by the services rendered to you or the fees you pay the law firm.

10.   Please ensure that the information in this section is current. For example, please provide updated information with regard to your guarantee mentioned in the first full paragraph on page 55.

Security Ownership of Certain Beneficial Owners, page 64

11.   Please expand your response to prior comment 25 to address the remaining portion of the instruction to Regulation S-K Item 403 that you cite.

12.   We note your response to prior comment 27; however, it remains unclear whether the shares you mention in the last sentence of footnote (5) are included or excluded from the numbers you include in the table. If Mr. Rankin has or shares voting or dispositive power

over those shares, the shares should be included in the table. Please clarify your disclosure.

13.   Please expand your response to prior comment 28 to address the portion of Rule 13d-5 that provides that a group is deemed to have beneficial ownership of all equity securities of the issuer beneficially owned by the group members. To the extent that you have determined that you are not required to include the group in the table on page 65, provide us with your detailed analysis, citing all authority upon which you rely.

Financial Statements

Note 17. Subsequent Events, page F-45

14.   Please refer to our prior comment 35. Although we note your response indicates that you present the pro forma earnings per share on your Statement of Operations and your disclosure on page F-45 indicates the same, it appears you have removed the pro forma amounts on the Statement of Operations on page F-4. Please reconcile.

Exhibit 8.1

15.   Refer to assumption (i) in the third paragraph which assumes that the transaction will occur as described in the representation letter and registration statement. Please tell us how the description of the transaction in the representation letter differs from the description in the registration statement. If the descriptions are the same, please tell us why it is necessary and appropriate for the opinion to assume consummation as described in both documents, one of which you have not provided to investors. We also note that the opinion in the paragraph numbered 1 on page 2 of the exhibit refers to the description in the representation letter and not the description in the prospectus.

16.   Refer to clause (v) in the third paragraph. Please tell us which documents underlying the opinion require due execution and delivery to be effective. Also tell us the effect on the opinion if the documents were not duly executed and delivered, and why you believe it is necessary and appropriate for the opinion to include this assumption and shift the risk related to that legal conclusion to investors.

17.   We note the statement on page 2 of the opinion regarding lack of independent verification. We also note clause (ii) in the third paragraph of the opinion. Please refer to the guidance in the last sentence of Section III.C.3 of Staff Legal Bulletin 19 (October 14, 2011), and filed a revised opinion accordingly.

18.   The opinion that you file to satisfy your obligation per Regulation S-K Item 601(b)(8) should not assume conclusions of law that are an ultimate requirement for the opinion given. Clause (ii) in the third paragraph of this exhibit appears to be making such assumptions. Please file a revised opinion accordingly. The revised opinion also should

clarify whether counsel relied on the Representation Letter for factual matters or conclusions of law. Generally, the opinion that you file should be based on counsel's conclusions of law, not on legal conclusions made in such certificates.

19.   Please file an opinion that addresses the tax matters disclosed in your prospectus but not addressed by this exhibit. We note for example the bullet points on page 32.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Julie Sherman at (202) 551-3640 or Brian Cascio at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Louis Rambo at (202) 551-3289 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc: Randi C. Lesnick, Esq.
        Jones Day